SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          Commission File No. 000-51196

                           For the month of March 2007

                           AIXTRON AKTIENGESELLSCHAFT

            (Translation of registrant's name into English)


                                 Kackertstrasse

                                 D-52072 Aachen

                                     Germany

               (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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              AIXTRON Reports Full Year Results for 2006

    - Return to Profitability, EUR 5.9 million Net Profit

    - Sales Increase by 23% yoy

    - Order Intake rises by 57% yoy

    - Positive Outlook for Fiscal Year 2007


    AACHEN, Germany--(BUSINESS WIRE)--March 15, 2007--AIXTRON AG, a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the full year 2006.

    Key Financial Figures (IFRS)

(EUR million)                                       2006        2005
Sales revenues                                     171.7       139.4
Gross profit                                        63.4        34.7
Gross margin, % revenues                              37%         25%
EBIT                                                 5.7       -52.7
EBIT, % revenues                                       3%        -38%
Net result                                           5.9       -53.5
Net result, % revenues                                 3%        -38%
Net result per share - basic (EUR)                  0.07       -0.65
Net result per share - diluted (EUR)                0.07       -0.65
Free cash flow                                      15.7       -15.2
Equipment order intake                             178.0       113.6
Equipment order backlog (end of period)             85.1        48.6

    A more positive market environment for semiconductor equipment, an expanded customer range following the integration of Genus, Inc., and improving demand for newly launched products increased 2006 AIXTRON Group revenues by 23% to EUR 171.7 million. As a result of the revenue increase, and following the successful review of costs and operating practices, AIXTRON generated a net income after tax of EUR 5.9 million in 2006.

    The value of compound equipment orders, received by AIXTRON in 2006, rose by 79 %, compared to 2005, to EUR 136.8 million, reflecting a significant mid-year rise in demand from LED end-application markets. Based on robust demand for CVD equipment for memory applications, the value of orders received for silicon semiconductor equipment also increased by 11 % year over year, to EUR 41.2 million in 2006.

    Management Review

    Paul Hyland, President and Chief Executive Officer at AIXTRON, commented: 'The increase in the depth and breadth of our business following the integration of Genus, Inc., and the focus on cost and efficiency have been key elements in producing the positive 2006 financial results. Working off this foundation and with an encouraging outlook, we believe we can further establish profitable growth during the coming year.'

    Outlook

    AIXTRON believes that 2007 revenues will remain at a healthy level both for the compound and silicon semiconductor applications. Taking into consideration the healthy order backlog as per December 31, 2006 of EUR 85.1 million, the Company expects sales revenues in a range of EUR 190 million and EUR 200 million and EBIT of EUR 15 million and EUR 16 million for fiscal year 2007.

    Investor Conference Call

    AIXTRON will host a financial analyst and investor conference call on March 15, 2007 at 08:30 CET (02:30 EST) to review the Full Year 2006 results.From 08:15 CET (02:15 EST) you may listen to the call live at +49 (0) 69 5007 1079 (Germany) / +44 (0) 20-7365 1828 (United
Kingdom) / +1 (718) 354 1357 (United States). Both a conference call audio replay and a transcript of the conference call will be available at http://www.aixtron.com, section'investors', following the conference call.

    Financial Tables

    The complete consolidated financial statements (balance sheet, income statement, cash flow statement, statement of changes in equity) are available in the Annual Report 2006 on www.aixtron.com, section 'Investors' / 'Reports/Presentations' / 'Financial Reports'.

    Further information

    For further information on AIXTRON (FSE: AIX, ISIN: DE0005066203;
NASDAQ: AIXG, ISIN: US0096061041) please consult our website at:
www.aixtron.com.

    Forward-Looking Statements

    This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kackertstr. 15-17, 52072 Aachen, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

Language:   English
Issuer:     AIXTRON AG
            Kackertstr. 15-17
            52072 Aachen Deutschland
Phone:      +49 (0)241 8909-444
Fax:        +49 (0)241 8909-445
E-mail:     invest@aixtron.com
WWW:        www.aixtron.com
ISIN:       DE0005066203
WKN:        506620
Indices:    TecDAX
Listed:     Geregelter Markt in Frankfurt (Prime Standard);
            Freiverkehr in Berlin-Bremen, Munchen, Hamburg,
            Dusseldorf, Stuttgart; Terminborse EUREX; Foreign
            Exchange(s) Nasdaq


    CONTACT: AIXTRON AG
             Klaus F. Gruendel, 02 41-89 09-444
             k.gruendel@aixtron.com

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AIXTRON AG

Date: March 15, 2007
                                By:         /s/ Paul Hyland
                                Name:       Paul Hyland
                                Title:      President and CEO


                                By:         /s/ Wolfgang Breme
                                Name:       Wolfgang Breme
                                Title:      CFO